December 15, 2010

VIA FACSIMILE & EDGAR

Securities and Exchange Commission
100 F Street
Washington, D.C. 20549
Attention: H. Christopher Owings
Angie Kim

Re:	Kingold Jewelry, Inc. Registration Statement on Form S-1, as amended File No. 333-167626

Dear Mr. Owings:

On December 14, 2010, the undersigned requested acceleration of the effective date and time of the above-referenced Registration Statement to 5:00 p.m., Washington D.C. time, on December 16, 2010.  The undersigned hereby withdraws such request until further notice.

Thank you for your assistance throughout the review process.

RODMAN & RENSHAW, LLC By: /s/ John Borer Name: John Borer Title: Senior Managing Director